March 9, 2010

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States

Re:	Nippon Telegraph and Telephone Corporation

Form 20-F for the year ended March 31, 2009

Filed June 30, 2009

File No. 1-08910

Dear Mr. Spirgel:

This is in response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated February 4, 2010, which was received by Nippon Telegraph and Telephone Corporation (“NTT”) on February 26, 2010, with respect to the annual report on Form 20-F of NTT for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”). For your convenience, we have included the text of the Staff’s comments below followed by our response.

Form 20-F for the Year Ended March 31, 2009

Revenue Recognition, page F-15

1. We refer to your accounting policy for the sale of handsets. We also note the disclosure of the introduction of a new handset sales scheme which enables subscribers to select installment payments. Please tell us about the terms of your arrangements with resellers and subscribers. In your response, please also provide us with the following information:

•	Describe any right of return provision available to the resellers and when they are obligated to pay you for the handset;

•	If there is a right of return, discuss your historical experience with returns;

•	Describe the payment process between the company and resellers once phones are sold on the payment plan to subscribers, specifically indicating how you pay the resellers;

•	Describe any recourse you have if a subscriber returns a phone or defaults on payments under the installment plan;

•

Tell us the accounting literature that you rely upon to record revenue from handset sales at the time of delivery to agent resellers and how you evaluated the impact of the installment payment plan available to subscribers on your revenue recognition. In your response please also tell us how you considered the guidance in question two of SAB Topic 13.A.1, and 605-45 of the FASB Accounting Standards Codification;

•

It appears that the sale of handsets and the related subscriber financing may constitute a multiple element arrangement. Tell us how you applied the guidance in 605-25 of the FASB Accounting Standards Codification in evaluating these arrangements.

Response:

NTT respectfully acknowledges the Staff’s comment letter regarding NTT’s accounting treatment for handset sales arrangements in its consolidated financial statements. NTT wishes to advise the Staff that NTT’s majority-owned consolidated subsidiary, NTT DoCoMo, Inc. (“DoCoMo”), received an identical comment letter from the Staff dated February 4, 2010 regarding DoCoMo’s accounting for handset sales arrangements. NTT wishes to further advise the Staff that all of the NTT group’s handset sales transactions are conducted by DoCoMo and therefore are first recognized in DoCoMo’s consolidated financial statements. When NTT prepares its consolidated financial statements, which includes the DoCoMo consolidated financial statements, it does not alter or change the policies used by DoCoMo to account for these handset sales arrangements. On February 18, 2010, DoCoMo submitted its response to the Staff’s February 4 comment letter (the “DoCoMo Response”) (SEC File No. 1-31221). NTT hereby confirms that the accounting for the handset sales arrangements by DoCoMo in NTT’s consolidated financial statements is as described in the DoCoMo Response and refers the Staff to the DoCoMo Response for a description of such accounting treatment.

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NTT acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions about the above responses, please feel free to contact the undersigned (fax: +813-5205-5589), as well as Robert W. Mullen, Jr. at our outside U.S. counsel, Milbank, Tweed, Hadley & McCloy LLP (tel.: 212-530-5150; fax: 212-822-5150).

Very truly yours,

/s/ Hiroo Unoura
Hiroo Unoura
Chief Financial Officer Nippon Telegraph and Telephone Corporation

cc:	Christy Adams, Senior Staff Accountant

Terry French, Accounting Branch Chief

Division of Corporation Finance

(Securities and Exchange Commission)

Kazuyoshi Yui

(Nippon Telegraph and Telephone Corporation)

Robert W. Mullen, Jr.

(Milbank, Tweed, Hadley & McCloy LLP)